WilmerHale

August 28, 2008 VIA EDGAR SUBMISSION	Brian A. Johnson +1 212 937 7206 (t) +1 212 230 8888 (f) brian.johnson@wilmerhale.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Jennifer Riegel, Esq.
Re:	Critical Therapeutics, Inc. Registration Statement on Form S-4 File Number 333-152442
Ladies and Gentlemen:
On behalf of Critical Therapeutics, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).
Amendment No. 1 is being filed in response to comments contained in the letter dated August 18, 2008 from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Trevor Phillips, Ph.D., the Company’s President and Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.
On behalf of the Company, we advise you as follows:
General
1.	Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interview, telephone, or telegram, and all other soliciting material that will be furnished to the security holders of either company.

Response:	The Company acknowledges that it is required to file with the Commission any written instructions, scripts and outlines that will be used by any person to solicit proxies on behalf of the Company through personal interview, telephone or telegram, and all other soliciting materials that will be furnished to the security holders of either the Company or Cornerstone BioPharma Holdings, Inc. (“Cornerstone”).
2.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that
Wilmer Cutler Pickering Hale and Dorr llp, 399 Park Avenue, New York, New York 10022

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WilmerHale
Securities and Exchange Commission
August 28, 2008

we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response:	The Company acknowledges that where the Staff provides examples to illustrate its comments, they are examples and not complete lists. To the extent applicable, the Company has revised the disclosure in other portions of Amendment No. 1 in response to the Staff’s comments.
3.	Please file copies of Cornerstone’s material agreements as exhibits to this registration statement, including all material license, collaboration, promotion, manufacturing, supply, distribution, lease, loan and employment agreements. See Item 601(b)(10) of Regulation S-K. In addition, please confirm that you have disclosed the material terms each of these agreements in Cornerstone’s Business section, including, but not limited to payment provisions, minimum payments/quantities, the existence of royalty provisions, exclusivity provisions, obligations/rights to defend, and termination provisions. We may have further comments based on your response.

Response:	As discussed with the Staff, the Company has determined that it is not required to file Cornerstone’s material agreements as exhibits to the Registration Statement because Item 601(b)(10) requires that “[o]nly contracts need to be filed as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest.” The Company further advises the Staff that, to the extent material to the combined company, agreements to which Cornerstone is a party will be filed as exhibits to a Current Report on Form 8-K promptly following the consummation of the merger. The Company also has revised the disclosure in the “Cornerstone’s Business” section of Amendment No. 1 to include additional details regarding Cornerstone’s material agreements, including on pages 201 and 202, pages 204 through 206 and pages 208 through 217 of Amendment No. 1, and the Company confirms to the Staff that the material terms of Cornerstone’s material agreements are disclosed in Amendment No. 1.
4.	Please revise your filing with updated interim financial information through the period ended June 30, 2008.

Response:	The Company has revised the disclosure throughout Amendment No. 1 in response to the Staff’s comment.
Questions and Answers about the Special Meeting and the Merger, page v
General
5.	It is inappropriate to repeat information in the Q&A and the summary. We note that the Q&A section addresses many of the same topics discussed in the summary section. Please revise to eliminate unnecessary repetition. For example,
•	Summary of the merger;

WilmerHale
Securities and Exchange Commission
August 28, 2008

•	Reasons for the merger;

•	Merger consideration;

•	Conditions to the completion of the merger;

•	Percentage of ownership after the merger;

•	Stockholder agreements;

•	Management following the merger;

•	Board of directors following the merger;

•	Tax considerations;

•	Regulatory approvals; and

•	Appraisal rights.
For purposes of eliminating redundancies and grouping like information together, view your Q&A and summary section as one section. We suggest you consider placing procedural related information in the Q&A and substantive information in the summary.

Response:	The Company has revised the disclosure in the “Questions and Answers About the Special Meeting and the Merger” and “Summary” sections of Amendment No. 1 in response to the Staff’s comment to eliminate redundancy and to group like information together.
Summary, page 1
The Companies, page 1
6.	Please revise your disclosure in this section to identify any products that are being sold commercially and whether those products are approved by the FDA for each of Critical Therapeutics and Cornerstone. In addition, please also identify any major pipeline products for each of the companies and indicate the current stage of development (for example, preclinical, Phase I, Phase II, Phase III trials).

Response:	The Company has revised the disclosure on pages 1 and 2 of Amendment No. 1 in response to the Staff’s comment.
Reasons for the Merger, page 2
7.	Please expand your disclosure to describe under separate subheadings the business reasons for the merger transaction from both Critical Therapeutics’ and Cornerstone’s perspective. You should discuss Critical Therapeutics’ perspective in addition to Cornerstone’s perspective because the stockholders of Cornerstone will become stockholders of Critical Therapeutics if they approve the merger transaction. If the managements of Critical Therapeutics and/or Cornerstone considered the development programs and products of each other and how these would intersect or other factors such as financial or technical resources, please also describe such considerations.

WilmerHale
Securities and Exchange Commission
August 28, 2008

Response:	The Company has revised the disclosure on page 3 of Amendment No. 1 in response to the Staff’s comment.
Overview of Merger Agreement, page 2
Merger Consideration, page 2
8.	Where you describe the respective approximate ownership percentages of the Critical Therapeutics and Cornerstone stockholders, please clarify whether or not these percentages include shares issuable in the merger to the Cornerstone noteholders.

Response:	The Company has revised the disclosure on page v and throughout Amendment No. 1 in response to the Staff’s comment to clarify that the respective approximate ownership percentages assume the exchange or conversion prior to the merger of the outstanding principal amount of a note issued by a wholly owned subsidiary of Cornerstone into shares of Cornerstone’s common stock.
Conditions to Completion of the Merger, page 2
9.	We note that you state that one of the conditions to the merger is the receipt of all authorizations, consents, orders or approvals of any governmental entity in connection with the consummation of the merger. Please revise your disclosure to state the material specific authorizations, consents, orders or approvals which either company must seek to consummate the merger. It appears from your disclosure on pages vi and 6 that this is limited to the compliance with federal and state securities laws.

Response:	Following consideration of the Staff’s comment, the Company has deleted the reference to the receipt of all authorizations, consents, orders or approvals of any government entity from the summary list of conditions to the consummation of the merger on page 4 of Amendment No. 1 given that the summary list separately sets forth as conditions the effectiveness of the Registration Statement and the approval by NASDAQ of the re-listing of the Company’s common stock.
Termination of the Merger Agreement, page 3
10.	Please revise your disclosure to briefly summarize the circumstances in which either Critical Therapeutics or Cornerstone can terminate the merger agreement.

Response:	The Company has revised the disclosure on pages 5 and 6 of Amendment No. 1 in response to the Staff’s comment.
Stockholder Agreements and Noteholder Agreement, page 3
11.	Please revise your disclosure here and on pages 106 and 129 to state the aggregate percentage of stock held by the Cornerstone stockholders which entered into these stockholder agreements.

WilmerHale
Securities and Exchange Commission
August 28, 2008

Response:	The Company has revised the disclosure on pages 6, 125 and 148 of Amendment No. 1 in response to the Staff’s comment.
12.	Similarly, please state here and on pages 106 and 129 the approximate percent of Cornerstone outstanding stock that will be held by Carolina Pharmaceuticals after the conversion of the note.

Response:	The Company has revised the disclosure on pages 6, 124 and 148 of Amendment No. 1 in response to the Staff’s comment.
Interests of Critical Therapeutics’ Directors and Executive Officers, page 5
Interests of Cornerstone’s Directors and Executive Officers, page 5
13.	Please revise your disclosure here and provide more detail in the risk factor on page 18 to briefly summarize and quantify the conflicts or differing interests of each of the directors and executive officers of each company as compared to those of the respective stockholders of that company. For example,
•	For the executive officers and directors of Critical Therapeutics, please include the aggregate amount of cash and other benefits upon a change of control and upon a termination in connection with a change of control.

•	For the executive officers and directors of Cornerstone, please disclose here the approximate percent of shares of the combined company they will hold and have options to acquire following the merger. You should provide this disclosure for each of these persons in the section starting on page 104.

•	Please also disclose the salaries of the executive officers of the combined company following the merger.

•	Please also briefly describe the treatment of the note with Carolina Pharmaceuticals and disclose the percentage of Carolina Pharmaceuticals which Mr. Collard owns.

Response:	The Company has revised the disclosure on pages 8 and 9 and pages 23 and 24 of Amendment No. 1 in response to the Staff’s comment.
14.	Please clarify whether any of Critical Therapeutics’ directors and executive officers will continue his or her service with the combined company.

Response:	The Company has revised the disclosure on page 8 of Amendment No. 1 in response to the Staff’s comment.
15.	Please disclose the aggregate percentage of outstanding shares of Cornerstone which are held by Cornerstone’s directors, executive officers and their affiliates. See Item 3(h) of Form S-4.

Response:	The Company has revised the disclosure on pages 8 and 9 of Amendment No. 1 in response to the Staff’s comment.

WilmerHale

Securities and Exchange Commission
August 28, 2008

Stock Options and Warrants, page 5
16.	Please revise to disclose the number of shares of Cornerstone common stock underlying the outstanding stock options, warrants and other rights to purchase or acquire the capital stock of Cornerstone outstanding prior to the merger.

Response:	The Company has revised the disclosure on page 10 of Amendment No. 1 in response to the Staff’s comment.
17.	Please revise here and throughout to clarify whether or not the stock options and warrants will be adjusted consistent with the exchange ratio.

Response:	The Company has revised the disclosure on pages 9 and 10 and throughout Amendment No. 1 in response to the Staff’s comment.
Regulatory Approvals, page 6
18.	You state here that as of the date hereof, the registration statement has not become effective. Presumably, you will not mail the proxy statement to Critical Therapeutics stockholders or deliver the prospectus to Cornerstone stockholders until after effectiveness. Please confirm whether or not this is the case and supplementally tell us your plans as to timing regarding these issues.

Response:	The Company confirms that it will not mail the proxy statement to its stockholders or deliver the prospectus to Cornerstone’s stockholders until after effectiveness of the Registration Statement. The Company anticipates mailing the proxy statement to its stockholders as soon as practicable after effectiveness of the Registration Statement. The Company further advises the Staff that it is currently targeting a mailing of the proxy statement to its stockholders by the end of September 2008, in part, to facilitate the Company’s plan to achieve and sustain compliance with all The NASDAQ Capital Market’s listing requirements in a timely manner given that the Company’s plan of compliance is based on completing the proposed merger.
Risk Factors, page 5
19.	Please expand your disclosure to identify some of the key risks relating to the merger.

Response:	The Company has revised the disclosure on pages 10 and 11 of Amendment No. 1 in response to the Staff’s comment.
Appraisal Rights, page 6
20.	Please revise your disclosure to indicate which Cornerstone stockholders are entitled to appraisal rights.

WilmerHale

Securities and Exchange Commission
August 28, 2008

Response:	The Company has revised the disclosure on page 11 of Amendment No. 1 in response to the Staff’s comment.
21.	It appears from your disclosure on page 3 that the merger is conditioned upon not more than 5% of Cornerstone’s stockholders seeking appraisal rights. If true, please revise your disclosure here and on page 112 to disclose this condition.

Response:	The Company has revised the disclosure on pages 11 and 131 of Amendment No. 1 in response to the Staff’s comment.
Risk Factors, page 17
Risks Related to the Merger, page 17
General
22.	We note your disclosure on page 19 that the company discontinued sales of ZYFLO in February 2008 and has been having supply chain issues with ZYFLO CR. We also note that the merger is conditioned upon the continued commercial availability of Critical Therapeutics’ products, ZYFLO CR or ZYFLO. Please consider whether you should revise your disclose in this subsection to add a separate risk factor which discusses the relevant risks to the merger.

Response:	Following consideration of the Staff’s comment, the Company respectfully submits that a separate risk factor discussing the risks to the merger posed by supply chain issues with ZYFLO CR and the closing condition related to the continued commercial availability of ZYFLO CR and ZYFLO is not appropriate in the “Risks Related to the Merger” section of Amendment No. 1 given that, as reflected in Comment 23 below, this section focuses on the risks to the Company and Cornerstone if the merger is completed. However, the Company further advises the Staff that, as discussed in response to Comment 23, the Company has re-ordered and revised the risk factors under the heading “Risks Related to Critical Therapeutics” in Amendment No. 1 and has placed further emphasis on this issue.
“If the proposed merger with Cornerstone is not consummated...” page 17
23.	This risk factor focuses mainly on the risks to Critical Therapeutics stockholders if the merger does not close. Hence, it is for the most part a list of reasons stockholders should vote to approve the proposals the board and management have proffered. While this risk factor discusses some issues regarding the possible merger, these issues should not be the emphasis of the risk factors section or part of the first or most prominent risk factors. Rather, the risk factors section should focus primarily, first and foremost on the risks to Critical Therapeutics and Cornerstone stockholders if the merger is completed. We note that the highlighted risks are probably not that relevant, if at all, to Cornerstone stockholders if the merger does not close. For Critical Therapeutics stockholders, the foremost risks you should highlight should be the risks that would

WilmerHale

Securities and Exchange Commission
August 28, 2008

ensue if they approve the proposals and the merger closes. Accordingly, you should re-order and revise all of your risk factors to highlight the most significant risks.

Response:	The Company has re-ordered and revised the risk factors contained in Amendment No. 1 in response to the Staff’s comment.
24.	To the extent that you feel these any of the risks would be better described in a separate risk factor, please revise your disclosure to separately discuss these risks. To extent these are not really risks, but reasons to vote in favor of the merger, consider whether they should be highlighted at all.

Response:	The Company has included an additional separate risk factor to discuss several of these risks on page 26 of Amendment No. 1 under the heading “Risks Related to the Merger” in response to the Staff’s comment. The Company has included the remainder of these risks in a separate risk factor on pages 56 and 57 of Amendment No. 1 under the heading “Risks Related to Critical Therapeutics—Risks Relating to Termination of the Merger Agreement.”
25.	Please expand your first bullet point in this risk factor to state the approximate amount of Critical Therapeutics’ expenses to date in connection with this merger.

Response:	The Company has revised the disclosure on page 56 of Amendment No. 1 in response to the Staff’s comment.
26.	Please clarify that if stockholders do not approve the proposals and this causes the merger not to close, that the termination fee will not have to be paid.

Response:	The Company has revised the disclosure on page 56 of Amendment No. 1 in response to the Staff’s comment.
“Some of Critical Therapeutics’ and Cornerstone’s officers and directors have conflicts of interest...” page 18
27.	Please revise to quantify the compensation or other benefits that the officers and directors will receive in connection with the merger, including any expected amount of cash payable (including retention and severance payments). Additionally, please disclose the weighted average exercise price or the range of exercise prices of stock options that will accelerate in connection with the merger.

Response:	The Company has revised the disclosure on pages 23 and 24 of Amendment No. 1 in response to the Staff’s comment.

WilmerHale

Securities and Exchange Commission
August 28, 2008

“The merger may be completed even though material adverse change...” page 18
28.	Please state briefly and whether under some circumstances the closing conditions regarding a material adverse change may be waived by the parties without seeking further stockholder approval.

Response:	The Company has revised the disclosure on page 24 of Amendment No. 1 in response to the Staff’s comment.
“The market price of the combined company’s common stock...” page 18
29.	We note that Critical Therapeutics’ stock price has declined dramatically since the parties entered into the merger agreement on May 1, 2008. Please highlight that price decline here.

Response:	The Company has revised the disclosure on page 25 of Amendment No. 1 in response to the Staff’s comment.
“Critical Therapeutics’ and Cornerstone’s stockholders may not realize a benefit from the merger commensurate with the ownership dilution...” page 19
30.	Please expand this factor to quantify the percentage of ownership dilution that the stockholders of each of Critical Therapeutics and Cornerstone may experience from the merger. This should include, for Critical Therapeutics, highlighting dilution regarding book value per share, and for Cornerstone, highlighting dilution to earnings per share.

Response:	The Company has revised the disclosure on page 25 of Amendment No. 1 in response to the Staff’s comment to explain in greater detail the concept of ownership dilution. The Company further advises the Staff that it has not included disclosure regarding dilution to book value per share for Critical Therapeutics’ stockholders because, in fact, based on financial information as of June 30, 2008, as a result of the merger, it is anticipated that Critical Therapeutics’ stockholders prior to the merger will realize accretion of $0.14 in net tangible book value per share, calculated by subtracting pro forma net tangible book value per share after the merger from the net tangible book value per share prior to the merger.
“During the pendency of the merger, Critical Therapeutics and Cornerstone may not be able to enter into a business combination with another party...” page 19
31.	You state, “As a result, if the merger is not completed, the parties may be at a disadvantage to their competitors.” The risk you highlight regarding the restrictive covenants in the merger agreement exist regardless of whether the merger closes or not. Therefore, you should consider deleting this sentence.

WilmerHale

Securities and Exchange Commission
August 28, 2008

Response:	The Company has revised the disclosure on page 25 of Amendment No. 1 in response to the Staff’s comment.
Risks Related to Critical Therapeutics, page 19
“Critical Therapeutics’ business depends heavily on the commercial success of ZYFLO CR.” page 19
32.	Please expand your disclosure to explain how resuming the supply of ZYFLO in August 2008 will “help manage the potential impact to patients of the supply chain issues for ZYFLO CR.” In addition, please revise your disclosure to briefly discuss the ZYFLO CR supply chain issues which you discuss on page 22.

Response:	The Company has revised the disclosure on pages 26 and 27 of Amendment No. 1 in response to the Staff’s comment.
“If ZYFLO does not achieve market acceptance, Critical Therapeutics may not be able to generate significant revenues” page 20
33.	We note that you have included a discussion of the adverse effects of ZYFLO and ZYFLO CR in this risk factor. Please separate this discussion into an appropriately subtitled risk factor. In addition, please revise your disclosure in that risk factor to discuss all the related risks.

Response:	The Company has revised the disclosure on pages 28 and 29 of Amendment No. 1 in response to the Staff’s comment.
“A failure to maintain appropriate inventory levels could harm Critical Therapeutics’ reputation...” page 22
34.	We note that you expect that your inventory levels could increase substantially in the future as a result of your minimum purchase obligations. Please revise your disclosure in this risk factor and in your business section to disclose the amount of these minimum purchase obligations. Please similarly revise the risk factor relating to Cornerstone on page 54.

Response:	The Company has revised the disclosure on page 30, pages 62 and 63, page 205, page 173 and pages 210 and 211 of Amendment No. 1 in response to the Staff’s comment.
“If the market is not receptive to Critical Therapeutics’ product candidates...” page 23
35.	Please revise this risk factor to identify your product candidates under development. If applicable, please revise the risk factor to provide examples of problems with each of these factors and/or issues that the company has encountered in connection with the product candidates. Please similarly revise the risk factor relating to Cornerstone on the top page 56.

WilmerHale

Securities and Exchange Commission
August 28, 2008

Response:	The Company has revised the disclosure on pages 50 and 65 of Amendment No. 1 in response to the Staff’s comment.
“Critical Therapeutics identified a material weakness in its internal control over financial reporting...” page 26
36.	Please revise your disclosure to state what the material weakness in internal controls related to.

Response:	The Company has revised the disclosure on page 33 of Amendment No. 1 in response to the Staff’s comment.
“Critical Therapeutics’ business has a substantial risk of product liability claims.” page 31
37.	Please provide appropriate disclosure, if applicable, about known pending threats of product liability claims. Please similarly revise the risk factor relating to Cornerstone on page 55.

Response:	The Company supplementally advises the Staff that it is not aware of any known pending threats of product liability claims against the Company. The Company supplementally advises the Staff that Cornerstone has informed the Company that Cornerstone could face potential product liability exposure related to its combination products that contain propoxyphene and acetaminophen, although Cornerstone is not aware of any known pending threats of product liability claims against Cornerstone. The Company has revised the disclosure on page 64 of Amendment No. 1 in response to the Staff’s comment.
38.	Please disclose whether there is a per claim limit and, if material, please disclose the cost of such product liability coverage. Please similarly revise the risk factor relating to Cornerstone on page 55.

Response:	The Company has revised the disclosure on pages 28 and 64 of Amendment No. 1 in response to the Staff’s comment.
“If Critical Therapeutics does not obtain the regulatory approvals or clearances required to market and sell Critical Therapeutics’ product candidates...” page 31
39.	This risk factor appears to cover two separate risks: (1) your need to obtain regulatory approvals and (2) your limited experience in obtaining such approvals. Please revise your disclosure to include two separate risk factors, with appropriate subtitles. Please similarly revise the risk factor relating to Cornerstone on page 58.

Response:	The Company has revised the disclosure on pages 49 and 50 and pages 67 and 68 of Amendment No. 1 in response to the Staff’s comment.

WilmerHale
Securities and Exchange Commission
August 28, 2008

“If Critical Therapeutics is unable to enter into additional collaboration agreements...” page 41
40.	We note that you state that you have determined to seek to enter into collaboration arrangements with respect to the development of your alpha-7 product candidates and your zileuton injection product candidate. Please revise your disclosure to state whether you have commenced discussions that are at the term sheet or similar stage and discuss the progress of any negotiations.

Response:	The Company has revised the disclosure on page 39 of Amendment No. 1 in response to the Staff’s comment.
“Critical Therapeutics will require substantial additional capital to fund its operations.” page 44
41.	This risk factor appears to cover three separate risks: (1) the need for additional capital to fund operations, (2) the possible sale of the your securities, which may significantly dilute existing shareholders, and (3) the substantial doubt about your ability to continue as a going concern. Please revise your disclosure to include three separate risk factors, with appropriate subtitles. Please similarly revise the risk factor relating to Cornerstone on page 71 which includes the risks discussed in (1) and (2) above and please add a separate risk factor relating to the fact Cornerstone’s financial statements assume that it will continue as a going concern.

Response:	The Company has revised the disclosure on pages 40 through 42 and pages 81 and 82 of Amendment No. 1 in response to the Staff’s comment. The Company supplementally advises the Staff that Cornerstone’s management has concluded that it does not believe that there is substantial doubt regarding Cornerstone’s ability to continue as a going concern. In addition, Cornerstone’s independent registered public accounting firm did not include in its audit opinion dated July 11, 2008 an explanatory paragraph regarding Cornerstone’s ability to continue as a going concern. Accordingly, the Company has not included a separate risk factor relating to this issue for Cornerstone.
“Critical Therapeutics’ stock price is subject to fluctuation...” page 46
42.	To illustrate the fluctuations of your share price, please provide a range of Critical Therapeutics’ share price during the past year. Please note that it is not necessary to provide a market price table as the disclosure of the high and low price during this time period is sufficient. You should also note the substantial drop in the share price since May 1, 2008.

Response:	The Company has revised the disclosure on page 54 of Amendment No. 1 in response to the Staff’s comment.

WilmerHale

Securities and Exchange Commission
August 28, 2008

“Insiders have substantial control over Critical Therapeutics and could delay or prevent a change in corporate control...” page 48
43.	Please revise your disclosure in this risk factor and the risk factor which immediately follows, “Anti-takeover provisions in Critical Therapeutics’ charter documents...,” to clarify how such risks currently apply to Critical Therapeutics and given the pending merger. Please include in your revised disclosure the percentage of Critical Therapeutics’ stockholders that have signed stockholder agreements to vote their shares in favor of the merger. Please similarly revise the risk factor relating to Cornerstone on page 75.

Response:	Following consideration of the Staff’s comment, the Company has deleted the risk factors relating to insider control of the Company and Cornerstone because the Company does not deem these to be significant risks in the context of this transaction. Although 23.1% of Critical Therapeutics’ outstanding common stock is beneficially owned by its directors, executive officers and 10% or greater stockholders, holders of approximately 19% of Critical Therapeutics outstanding common stock have entered into agreements with Cornerstone that provide that the stockholders will vote in favor of the merger. In addition, Cornerstone’s stockholders have already adopted the merger agreement pursuant to written consents in lieu of a meeting. The Company respectfully submits that the similar risk factor relating to insider control over the combined company, appearing on page 87 of Amendment No. 1, is the relevant risk for stockholders to consider.

Similarly, the Company advises the Staff that it also has moved the risk factor relating to anti-takeover provisions to page 88 of Amendment No. 1 and revised it to be a risk factor related to the combined company. Because the boards of directors of both the Company and Cornerstone have recommended that their respective stockholders vote in favor of the merger agreement and the merger, the Company does not view the anti-takeover provisions in its charter documents and under Delaware law as being a hindrance to completing the merger. The anti-takeover provisions could, however, be a hindrance to a takeover of the combined company, making it more appropriate to have this risk factor as a risk related to the combined company.
Risks Related to Cornerstone, page 49
General
44.	To the extent applicable, please review and revise your disclosure in this section in accordance with the comments above in the section “Risks Related to Critical Therapeutics.”

Response:	The Company has revised the disclosure under the heading “Risks Related to Cornerstone” in Amendment No. 1 in response to the Staff’s comment.

WilmerHale

Securities and Exchange Commission
August 28, 2008

“Cornerstone’s strategy of obtaining, through acquisitions and in-licenses, rights to products...” page 50
45.	We note that you state that you are seeking to acquire rights to products and product candidates. Please revise your disclosure to state whether you have commenced discussions that are at the term sheet or similar stage and discuss the progress of any negotiations.

Response:	The Company has revised the disclosure on page 59 of Amendment No. 1 in response to the Staff’s comment.
“If Cornerstone’s third-party manufacturers and packagers do not obtain the necessary quota for procurement of controlled substances...” page 55
46.	Please revise your disclosure here on and page 182 to name the third-party manufacturers and packagers who obtain the quotas from the DEA. To the extent you are substantially dependent on such entities, please file copies of the agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Response:	The Company has revised the disclosure on pages 63 and 204 of Amendment No. 1 in response to the Staff’s comment. The Company further advises the Staff that, as discussed in response to Comment 3 above, the Company has determined that it is not required to file agreements to which Cornerstone is a party as exhibits to the Registration Statement.
“If clinical trials for Cornerstone’s product candidates are delayed...” page 56
47.	Please revise this risk factor to disclose briefly and provide more detail in Business section regarding each of Cornerstone’s ongoing and currently planned clinical trials. In addition, please revise your disclosure to disclose any problems that the company has experienced in the past two years with the factors listed in this risk factor.

Response:	The Company has revised the disclosure on pages 65 and 66 and pages 197 and 198 of Amendment No. 1 in response to the Staff’s comment.
“Some of Cornerstone’s specialty pharmaceutical products are now being marketed without approved NDAs or ANDAs.” page 59
48.	Please revise your disclosure to include the amount and percentage of your net sales of your products as of the year ended December 31, 2008 and your quarter ended June 30, 2008 to which this risk factor relates. Please disclose your net sales of these products as an aggregate of each class of drugs that Cornerstone currently sells products.

Response:	The Company has revised the disclosure on page 69 of Amendment No. 1 in response to the Staff’s comment.

WilmerHale

Securities and Exchange Commission
August 28, 2008

“Cornerstone’s sales depend on payment and reimbursement from third-party payors...” page 60
49.	Please revise your disclosure here and in the Business section on page 181 to disclose whether each of Cornerstone’s current products are covered under Medicare, Medicaid and private insurance plans.

Response:	The Company has revised the disclosure on pages 70 and 203 of Amendment No. 1 in response to the Staff’s comment.
“If Cornerstone is unable to obtain and maintain protection for the intellectual property...”page 64
50.	We note that on page 201 you disclose that an examiner at the U.S. Patent and Trademark Office has rejected claims of the U.S. Patent 6,270,796. Please revise your disclosure in this risk factor to discuss the risks involved with that re-examination and if and how it effects the potential re-examination of U.S. Patent 6,843,372.

Response:	The Company has revised the disclosure on page 74 of Amendment No. 1 in response to the Staff’s comment.
51.	We note that you disclose that the SPECTRACEF composition of matter patent expires in April 2009. Please consider whether you should add a risk factor which addresses this risk. If you do not feel that a risk factor is appropriate, please supplementally provide us with your analysis which supports this conclusion.

Response:	The Company has revised the disclosure on page 75 of Amendment No. 1 in response to the Staff’s comment.
“If Cornerstone infringes or is alleged to infringe intellectual property rights of third parties...” page 67
52.	To the extent you have experienced problems with the risks you discuss in this risk factor, please revise your disclosure to discuss.

Response:	The Company supplementally advises the Staff that Cornerstone has informed the Company that Cornerstone has not experienced problems with the risks discussed in this risk factor.
“Cornerstone uses third parties to manufacture all of its products and product candidates.” page 68
53. Please name the single-source suppliers which you discuss in this risk factor.

Response:	The Company has revised the disclosure on page 77 of Amendment No. 1 in response to the Staff’s comment.

WilmerHale

Securities and Exchange Commission
August 28, 2008

“Cornerstone relies on third parties to conduct its clinical trials...” page 69
54.	Please identify the third parties that Cornerstone relies on for conducting its clinical trials. Also, to the extent Cornerstone has any agreements with such parties that are not already described in the Business section and filed as exhibits, please revise to describe and file copies of the agreements.

Response:	The Company advises the Staff that Cornerstone has informed the Company that Cornerstone does not believe that it is substantially dependent on any particular third party for successful execution of its clinical trials. The contracts with the independent investigators, contract research organizations and other third party service providers that conduct Cornerstone’s clinical trials are generally terminable by Cornerstone on short notice without penalty. In addition, Cornerstone believes that there are many third parties that can perform the services described in this risk factor and that Cornerstone could easily replace any of these third parties without significant delay, expense or other disruption. The Company respectfully submits that because Cornerstone is not substantially dependent upon any such third party for successful execution of Cornerstone’s clinical trials, the identity of the third parties that conduct Cornerstone’s clinical trials is not material to investors.

Cornerstone also informed the Company that Cornerstone believes that its arrangements with independent investigators, contract research organizations and other third party service providers that conduct Cornerstone’s clinical trials are of the type that ordinarily accompany the kind of business conducted by Cornerstone and are made in the ordinary course of business. As discussed above, Cornerstone does not believe that its business is substantially dependent on any specific arrangement. Accordingly, the Company respectfully submits that Cornerstone’s agreements with these third parties are not required to be described in the “Cornerstone’s Business” section of the Registration Statement. The Company further advises the Staff that, as discussed in response to Comment 3 above, the Company has determined that it is not required to file agreements to which Cornerstone is a party as exhibits to the Registration Statement.
Risks Related to the Combined Company, page 75
“Critical Therapeutics and Cornerstone may not realize the benefits they expect from the merger.” page 75
55.	Please expand your risk factor to discuss how long you estimate the integration period will last, what the material costs of the integration will be, and whether any third party has indicated its intention to terminate a material agreement or to defer or delay a decision in response to the merger.

WilmerHale

Securities and Exchange Commission
August 28, 2008

Response:	The Company has revised the disclosure on page 85 of Amendment No. 1 in response to the Staff’s comment.
56.	This risk factor appears to cover two separate risks: (1) the risks relating to the difficulty and cost of integrating the two companies, and (2) the risks relating to not achieving the integration benefits that the two companies currently anticipate. Please revise your disclosure to include two separate risk factors, with appropriate titles.

Response:	The Company has revised the disclosure on pages 84 and 85 of Amendment No. 1 in response to the Staff’s comment.
Forward-Looking Statements, page 79
57.	We note the statement that the proxy statement/prospectus includes forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. As Cornerstone is not currently a U.S. reporting company, Cornerstone is not eligible for the safe harbor. Please revise to clarify that the safe harbor does not apply to forward-looking statements relating to Cornerstone.

Response:	The Company has revised the disclosure on page 89 of Amendment No. 1 in response to the Staff’s comment.
The Merger, page 84
General
58.	Please provide disclosure with respect to the background of and the reasons for the merger from Cornerstone’s perspective. The discussion should be comparable to the disclosure you have in this section for Critical Therapeutics. At a minimum the disclosure should include what alternatives Cornerstone considered, a description of board meetings and other events leading up to the transaction, and the reasons Cornerstone decided to engage in the transaction.

Response:	The Company has provided the requested disclosure beginning on pages 101 and 110 of Amendment No. 1 in response to the Staff’s comment.
Background of the Merger, page 84
59.	We note that the Critical Therapeutics’ board engaged Lazard in September 2006 and then re-engaged Lazard in October 2007 to assist Critical Therapeutics in considering a potential strategic alternative. Please revise your disclosure regarding both of the engagements to disclose the instructions and limitations provided to Lazard in its search.

Response:	The Company has revised the disclosure on pages 94 and 95 of Amendment No. 1 in response to the Staff’s comment.

WilmerHale

Securities and Exchange Commission
August 28, 2008

60.	We note the reference to presentation, discussion or report held with or presented by an outside party in your proxy statement/prospectus. Information about any reports, opinions or appraisals that are materially related to the transaction and referred to in the proxy statement/prospectus is required to be disclosed and filed as an exhibit. See Items 4(b) and 21(c) of Form S-4. We note that many of the descriptions of the meetings are vague. Please consider the need to provide additional disclosure to more specifically describe the information discussed at the meetings and file copies of such presentations or reports held for our review. For example:
•	At the November 10, 2007 meeting, you disclose that “the board was briefed on the ongoing process to identify possible strategic transactions.” Please revise to disclose the information presented by Lazard to the Critical Therapeutics board.

•	At the March 20, 2008 meeting, you disclose that “Lazard provided an update on the status of the strategic review process and potential transaction with Cornerstone.” Please revise to disclose what information was presented by Lazard.

•	At the March 31, 2008 meeting, please provide more information regarding the other potential strategic transaction candidates.

•	At the April 8 and 9, 2008 meetings, please provide more information regarding the financial models for each company and the pro forma models that were discussed.

•	At the April 30, 2008 and May 1, 2008 meetings, please provide more information regarding the financial aspects of the merger by Lazard. In addition, please provide us with a copy of Lazard’s board book or similar summary of its analysis that was presented to the Critical Therapeutics board.

Response:	In response to the Staff’s comment and in accordance with recent discussions with the Staff, the Company hereby acknowledges that it is mindful of its disclosure obligations under Form S-4, including pursuant to Items 4(b) and 21(c) thereof and Regulation M-A, and supplementally advises the Staff that it has disclosed information with respect to and filed as an exhibit any report, opinion or appraisal required to be so disclosed and filed as part of the Registration Statement. Specifically, the Company supplementally advises the Staff that the written opinion, and related financial presentation, dated May 1, 2008, of Lazard to the Critical Therapeutics board of directors referred to on page 101 of Amendment No. 1 are summarized under the “Opinion of Critical Therapeutics’ Financial Advisor” section of Amendment No. 1 as required by Item 4(b) of Part I.A. of Form S-4 and Item 14(b)(6) of Schedule 14A, the line items applicable to this filing. These line items refer to reports, opinions or appraisals materially relating to the proposed transaction that have been received from an outside party and which reports, opinions or appraisals are referred to in the prospectus or proxy statement. The Company respectfully submits that the

WilmerHale

Securities and Exchange Commission
August 28, 2008

disclosure appearing in Amendment No. 1 complies with the requirements of these line items.

In addition, the Company has provided additional disclosure on pages 96, 98, 99 and 101 of Amendment No. 1 with respect to the meetings referenced in the Staff’s comment.

With respect to the portion of the Staff’s comment to provide a copy of Lazard’s board book or similar summary of its analysis that was presented to Critical Therapeutics’ board of directors at its April 30, 2008 and May 1, 2008 meetings, such presentation materials are being provided to the Staff under separate cover by counsel for Lazard on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such rules, counsel for Lazard has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Lazard also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.
61.	Please expand the description of the electronic data room created by Critical Therapeutics that was available to interested companies. For example, what information was in the data room? To whom was the data room made available and how many companies viewed the data room?

Response:	The Company has revised the disclosure on page 96 of Amendment No. 1 in response to the Staff’s comment.
62.	We note that Critical Therapeutics considered potential business combinations with several companies. Please expand your discussion regarding Companies X, Y and Z to disclose the size of the companies and their respective relevant attributes and the various types of strategic transactions that were discussed with these companies.

Response:	The Company has revised the disclosure on page 95 of Amendment No. 1 in response to the Staff’s comment.
63.	Please disclose when Cornerstone first met with its financial advisor and when that advisor was formally engaged.

Response:	The Company has revised the disclosure on page 102 of Amendment No. 1 in response to the Staff’s comment.
64.	Please explain how the consideration was determined by Critical Therapeutics and Cornerstone. Please disclose the terms as initially proposed and describe changes to the terms during the course of the negotiations. Please also disclose how this consideration compared to that proposed and considered by the other potential reverse merger candidates.

WilmerHale

Securities and Exchange Commission
August 28, 2008

Response:	The Company has revised the disclosure on pages 96 and 97 of Amendment No. 1 in response to the Staff’s comment to disclose the consideration proposed and considered in connection with the Company’s discussions with other potential reverse merger candidates. The Company respectfully submits, however, that the existing disclosure on pages 98 through 100 of Amendment No. 1, beginning with the description of the letter dated March 17, 2008 sent by Cornerstone to Critical Therapeutics, appropriately describes the terms initially proposed in discussions with Cornerstone and changes during the course of negotiations.
Critical Therapeutics’ Reasons for the Merger, page 92
65.	On page 94, please specify the circumstances in which Critical Therapeutics would need to pay the termination fee.

Response:	The Company has revised the disclosure on pages 108 and 109 of Amendment No. 1 in response to the Staff’s comment.
Opinion of Critical Therapeutics’ Financial Advisor, page 95
66.	Please revise your disclosure in your second paragraph to clarify that your disclosure summarizes all material terms of Lazard’s opinion.

Response:	The Company has revised the disclosure on page 112 of Amendment No. 1 in response to the Staff’s comment.
Discounted Cash Flow Analysis, page 97
67.	Please expand your disclosure to explain how the implied per share values disclosed were derived from the estimated terminal values. Consider providing tabular disclosure. Similarly, please revise the Critical Therapeutics’ analyses as appropriate.

Response:	The Company has revised the disclosure on pages 115 and 116 of Amendment No. 1 in response to the Staff’s comment.
Selected Publicly Traded Companies Analysis, page 97
68.	Please disclose the market value, enterprise value, and the multiples for each of the comparable companies selected for review in the analyses.

Response:	With respect to the portion of the Staff’s comment for disclosure of the enterprise values and selected multiples for the selected companies, the Company has revised the disclosure on pages 115 and 116 of Amendment No. 1 in response to the Staff’s comment.

WilmerHale

Securities and Exchange Commission
August 28, 2008

With respect to the portion of the Staff’s comment for disclosure of the market values for the selected companies, the Company supplementally advises the Staff that market values were not utilized by Lazard in the calculation of equity value based trading multiples of the selected companies and, accordingly, no disclosure has been added in this regard.
69.	Please explain why Lazard chose to apply the 15% discount to account for the fact that Cornerstone is not a publicly traded company.

Response:	The Company has revised the disclosure on page 115 of Amendment No. 1 in response to the Staff’s comment.
Miscellaneous, page 99
70.	We note that your disclosure in this section of the proxy statement/prospectus does not provide a quantitative description of the fees paid or to be paid to Lazard. Please revise to quantify the fees and expenses Lazard is entitled to upon consummation of the merger and the amount of that fee that is contingent on the consummation of the merger.

Response:	The Company has revised the disclosure on page 117 of Amendment No. 1 in response to the Staff’s comment.
71.	Please disclose the amount of the fee that was paid in (a) 2007 to Lazard as exclusive financial advisor to Critical Therapeutics in connection with the licensing transaction and (b) 2006 to Lazard Capital Markets LLC as sole placement agent in an equity offering.

Response:	The Company has revised the disclosure on page 117 of Amendment No. 1 in response to the Staff’s comment.
Interests of Critical Therapeutics’ Directors and Executive Officers in the Merger, page 100
Cash Bonus Awards Upon a “Change in Control”, page 102
72.	Please file a copy of this bonus plan as an exhibit.

Response:	The Company has filed the form of award letter regarding this bonus plan, together with a schedule of additional material terms, as Exhibit 10.54 to Amendment No. 1 in response to the Staff’s comment.
Noteholder Agreement with Carolina Pharmaceuticals, page 106
73.	Please revise your disclosure here and on page 260 to state the specific percentage of voting shares of Carolina Pharmaceuticals that are held by Mr. Collard.

WilmerHale

Securities and Exchange Commission
August 28, 2008

Response:	The Company supplementally advises the Staff that Carolina Pharmaceuticals is a wholly owned subsidiary of Carolina Pharmaceutical Holdings Ltd., an entity of which Mr. Collard is a substantial stockholder but with respect to which Mr. Collard does not hold majority voting control. However, Mr. Collard is the Chief Executive Officer and Chairman of the Board of Carolina Pharmaceuticals and by virtue of such positions will exercise voting and investment power with respect to the shares of Cornerstone and the combined company to be owned by Carolina Pharmaceuticals following the conversion of the Carolina Note and consummation of the merger. The Company has revised the disclosure on pages 124 and 294 of Amendment No. 1 in response to the Staff’s comment to clarify the basis for Mr. Collard’s beneficial ownership of the shares of Cornerstone and the combined company to be owned by Carolina Pharmaceuticals.
Material U.S. Federal Income Tax Consequences of the Merger, page 109
74.	Please revise the last paragraph of this section to remove the limitation that it is a summary of “certain” U.S. Federal income tax consequences. Rather, you should state and ensure that you have summarized all material tax consequences. Similarly, please revise page 136.

Response:	The Company has revised the disclosure on pages 130 and 155 of Amendment No. 1 in response to the Staff’s comment.
Appraisal Rights, page 112
75.	Please revise your disclosure in the second paragraph of this section to clarify that this section summarizes all the material terms of a Cornerstone stockholder’s appraisal rights. Similarly, please revise the first paragraph on page 115 regarding the merger agreement.

Response:	The Company has revised the disclosure on page 131 of Amendment No. 1 in response to the Staff’s comment. The Company respectfully submits, however, that the existing disclosure on page 134 of Amendment No. 1 appropriately states that “[t]he following is a summary of the material terms of the merger agreement.”
Matters Being Submitted to a Vote of Critical Therapeutics’ Stockholders, page 130
Proposal 2: Approval of the Reverse Stock Split, page 130
76.	Please revise your disclosure in this section to provide tabular disclosure of the following information prior to and after the merger assuming both the low end and the high end of the reverse split range:
•	the number of shares issued and outstanding,

•	the number of shares reserved for issuance, and

•	the number of shares authorized but neither issued nor reserved for issuance.

WilmerHale

Securities and Exchange Commission
August 28, 2008

Please also disclose the number of shares you expect to issue in the merger, assuming both the low end and the high end of the reverse split range.

Response:	The Company has revised the disclosure on pages 151 and 152 of Amendment No. 1 in response to the Staff’s comment.
Critical Therapeutics’ Business, page 138
Collaborations, page 147
77.	Revise your disclosure of your agreement with DEY and Medlmmune to include a description of all of your rights and obligations, the performance period, all deliverables including your obligation to participate in a joint commercial committee, and the contractual cash flows as stipulated in the agreements in a tabular format. Include a description in your MD&A and in the notes to the consolidated financial statements of the revenue recognition method you employ for each deliverable and the basis for using each revenue recognition method. For example, disclose your method of amortizing the deferred co-promotion fees.

Response:	Following consideration of the Staff’s comment, the Company respectfully submits that disclosure in tabular format of the rights and obligations under its agreements with DEY and MedImmune would not be practicable in light of the complexities of these agreements, nor would such disclosure be helpful to furthering an investor’s understanding of the terms of these agreements given the existing detailed textual descriptions. The Company further advises the Staff that, after further consideration of the Staff’s comment, it has revised the disclosure on pages 167 and 233 to describe the revenue recognition method that the Company employs for each deliverable and the basis for using each revenue recognition method.

The Company further advises the Staff that it does not record deferred co-promotion fees as revenue. For example, under its co-promotion agreement with DEY, the Company has deferred the $12.0 million in aggregate payments received to date and is amortizing these payments over the term of the agreement in accordance with Emerging Issues Task Force Issue No. 02-16, Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor’s Products). The amortization of these payments will be offset by the co-promotion fees paid to DEY for promoting ZYFLO and ZYFLO CR. The Company records any co-promotion fees paid to DEY and the amortization of upfront and milestone payments as sales and marketing expenses.

WilmerHale

Securities and Exchange Commission
August 28, 2008

Cornerstone’s Business, page 166
Acquire Rights to Under-Promoted, Patent-Protected, Branded Respiratory Pharmaceutical Products, page 167
78.	Please revise your disclosure to list the eight marketed product lines which you have acquired. Please also disclose whether any of these products are not generating revenues.

Response:	The Company has revised the disclosure on page 188 of Amendment No. 1 in response to the Staff’s comment.
Marketed Products, page 168
Other Products, page 172
79.	Please revise your disclosure for each of your marketed products and other products discussed on pages 168 through 174 to disclose whether these products have been approved by the FDA and if not, why not.

Response:	The Company has revised the disclosure on page 187 of Amendment No. 1 in response to the Staff’s comment.
80.  Please disclose how Cornerstone acquired the rights to DECONSAL, EXTENDRYL and APAP 500.

Response:	In response to the Staff’s comment, the Company has reconsidered the inclusion of Extendryl and DECONSAL in the “Cornerstone’s Business” section of Amendment No. 1. The Company does not believe that these products are material to Cornerstone based on current and expected revenue contribution and, accordingly, the Company has deemphasized these products in “Cornerstone’s Business” section. The Company has retained a discussion of these products in the “Cornerstone’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“Cornerstone’s MD&A”) section of Amendment No. 1 to provide context for the description of historical operating results and related variance analysis.

The Company further advises the Staff that DECONSAL is not promoted by Cornerstone or any other person. Net revenues from DECONSAL were approximately $99,000 in 2007 (less than 0.5% of Cornerstone’s net revenues) and approximately $457,000 during the first six months of 2008 (less than 2% of Cornerstone’s net revenues). Royalty revenues received from Auriga in connection with Extendryl sales were approximately $58,000 in 2007 (less than 0.2% of Cornerstone’s net revenues) and $111,000 during the first six months of 2008 (less than 0.5 % of Cornerstone’s net revenues).

WilmerHale

Securities and Exchange Commission
August 28, 2008

The Company has revised the disclosure on page 195 of Amendment No. 1 regarding APAP 500 in response to the Staff’s comment.
SPECTRACEF Line Extensions, page 175
Proprietary Rights, page 177
81.	Please revise your disclosure to state Cornerstone’s rights to market and development these line extensions under its licensing agreement with Meiji.

Response:	The Company has revised the disclosure on page 208 through 211 of Amendment No. 1 in response to the Staff’s comment.
Other Product Candidates, page 177
Hydrocodone Cough Suppressant Product Candidates — CBP 067 and CBP 069, page 178
82.	Please clarify what company owns the rights to Tussionex.

Response:	The Company respectfully submits that the existing disclosure on pages 61 and 200 of Amendment No. 1 appropriately indicates that Tussionex® is owned by UCB Pharma.
Intellectual Property, page 182
Patents, page 183
83.	Please revise your disclosure to include in tabular format the patents and patent applications which Cornerstone owns or licenses. Please include the patent number, the name of the patent, the Cornerstone product that patent relates to, the jurisdiction which granted the patent, the expiration date and whether Cornerstone owns or licenses the patent.

Response:	The Company has revised the disclosure on page 207 of Amendment No. 1 in response to the Staff’s comment.
Competition, page 189
84.	Please revise your disclosure to list your competitors for each of your products or provide a reference to the list you have provided in the risk factor on page 53.

Response:	The Company has revised the disclosure on page 218 of Amendment No. 1 in response to the Staff’s comment.

WilmerHale

Securities and Exchange Commission
August 28, 2008

Critical Therapeutics’ Management’s Discussion and Analysis..., page 203
85.	We note that on page 34 you disclose that in connection with the approval of the NDA for ZYFLO CR, the FDA required Critical Therapeutics to conduct a pediatric clinical trial of ZYFLO CR as a post-approval commitment and report the results to the FDA by June 2010. It does not appear that you have conducted such a trial to date. Please consider whether you should discuss the need to conduct this trial in this section.

Response:	The Company has revised the disclosure on page 236 of Amendment No. 1 in response to the Staff’s comment.
Financial Operations Overview, page 204
Critical Accounting Policies, page 208
Revenue Recognition, page 208
86.	Please tell us why recognition of product revenues upon shipment to third parties is considered appropriate. Explain how, at the time of shipment, these revenues are considered realized or realizable and earned. Refer to the specific section in SAB 104 that provided the guidance for the method you used.

Response:	The Company recognizes revenue in accordance with the Commission’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by the Commission’s Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”).

The Company’s product revenue is currently derived from product sales of its commercial products, ZYFLO CR and ZYFLO. The Company records product sales when title to the product has transferred to its customers in accordance with the terms of the sale. SAB 104 states that revenue should not be recognized until it is realized or realizable and earned. Revenue is realized or realizable and earned when all four of the following criteria are met:

•	persuasive evidence that an arrangement exists;
•	delivery of the products has occurred;
•	the selling price is fixed or determinable; and
•	collectibility is reasonably probable.

Determination of whether these criteria have been met are based on management’s judgments, primarily regarding the fixed price charged for product delivered and the collectibility of those amounts.

Persuasive evidence that an arrangement exists. The Company has a few longstanding customers, who consist primarily of large pharmaceutical

WilmerHale

Securities and Exchange Commission
August 28, 2008

wholesalers who sell directly into the retail channel. For the year ended December 31, 2007, three wholesalers comprised 95% of the Company’s 2007 billings. The Company has signed contracts with each of its major wholesalers. These contracts identify the terms and conditions of each sale, the price of the product purchased as well as any fees charged by the wholesaler. The Company’s customers have excellent payment history and generally pay within 30 days.

Delivery of the products has occurred. The Company recognizes revenue from product sales when product is shipped (FOB shipping point), as, at that point, the price is fixed, title and risk of loss passes to its customers and collectibility is reasonably assured. The Company notes that shipping from its third party inventory distributor to its customers takes approximately one to two days.

The selling price is fixed or determinable. The Company notes that the Wholesale Acquisition Cost (“WAC”) of its products is disclosed to its customers and the price is fixed. The Company sells ZYFLO CR and ZYFLO to wholesalers at the same WAC.

Collectibility is reasonably probable. Three customers comprise the majority of the Company’s revenue and have excellent payment history and generally pay within 30 days. In addition, the Company has had no significant write-offs of uncollectible invoices in the periods presented.

In addition to pharmaceutical wholesalers, the Company sells ZYFLO CR and ZYFLO to distributors and pharmacies. The Company authorizes returns for damaged products and exchanges for expired products in accordance with its return goods policy and procedures, and has established allowances for such amounts at the time of sale. The Company is obligated to accept from customers the return of products that are within six months of their expiration date or up to 12 months beyond their expiration date.

The Company recognizes revenue from product sales in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 48, Revenue Recognition When Right of Return Exists, which requires the amount of future returns to be reasonably estimated at the time of revenue recognition. The Company recognizes product sales net of estimated allowances for product returns, estimated rebates in connection with contracts relating to managed care, Medicaid, Medicare, and estimated chargebacks from distributors and prompt payment and other discounts.

SFAS No. 48 states that revenue from sales transactions where the buyer has the right to return the product shall be recognized at the time of sale only if:

WilmerHale

Securities and Exchange Commission
August 28, 2008

1.	the seller’s price to the buyer is substantially fixed or determinable at the date of sale;
2.	the buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product;
3.	the buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product;
4.	the buyer acquiring the product for resale has economic substance apart from that provided by the seller;
5.	the seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and
6.	the amount of future returns can be reasonably estimated.

The Company believes it meets the criteria above as it discloses its products’ WAC to its customers and the price is fixed. The Company’s customers generally pay within 30 days and the amounts owed are not contingent on resale of the product. If the product was stolen or destroyed while with the customer, the customer would still remain liable for the product. In addition, as is customary in the industry, the Company’s customers have economic substance in product that is resold into the retail channel. The Company does not have significant obligations for future performance to directly bring about resale of the product by the buyer. The Company believes that it has the requisite history of product returns from its ZYFLO and ZYFLO CR products to reasonably estimate product returns and recognize revenue upon product shipment to wholesalers. The Company notes that during 2005 and 2006, the Company deferred recognition of revenue on product shipments of ZYFLO to its customers until the product was dispensed through patient prescriptions because the Company determined, at that time, that it could not reasonably estimate a rate of return. During the quarter ended March 31, 2007, however, the Company began recording an estimate for returns, in accordance with SFAS No. 48.

In addition, when evaluating its ability to reasonably estimate returns, the Company considered the following factors from SFAS No. 48:

•	the susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand;
•	absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers;
•	absence of a large volume of relatively homogeneous transactions; and
•	relatively long periods in which a particular product may be returned.

WilmerHale

Securities and Exchange Commission
August 28, 2008

The Company also considered additional factors highlighted in the Commission’s Staff Accounting Bulletin Topic 13 when determining if returns can be reasonably estimated. These additional factors include:
•	significant increases in or excess levels of inventory in a distribution channel (sometimes referred to as channel stuffing);
•	lack of visibility into or the inability to determine or observe the levels of inventory in a distribution channel and the current level of sales to end users;
•	expected introductions of new products that may result in the technological obsolescence of and larger than expected returns of current products;
•	the significance of a particular distributor to the registrant’s (or a reporting segment’s) business, sales and marketing;
•	the newness of a product;
•	the introduction of competitors’ products with superior technology or greater expected market acceptance; and
•	other factors that affect market demand and changing trends in that demand for the registrant’s products.
The Company notes that the composition of matter patent for zileuton in the United States expires in December 2010 and the patent for ZYFLO CR, which relates to the controlled-release technology used in the tablet, will expire in June 2012. In addition, ZYFLO and ZYFLO CR are the only leukotreine synthesis inhibitor drugs to be approved for marketing by the FDA. As a result, the Company believes that the products are not susceptible, in the near term, to competitive pressures or technological obsolescence.
In response to the Company’s visibility into and ability to understand the inventory levels in the channel, the Company monitors shipments to its customers (primarily wholesalers) to ensure that they retain reasonable levels of product to support end-user prescription demand and estimated inventory in the distribution channel. In addition, as a result of the supply chain issues experienced by the Company with respect to ZYFLO CR, the inventory levels in the channel have been closely monitored. The Company believes this methodology provides a reliable estimate and visibility into the channel for the relevant periods.
To date, the Company is not aware of any new competitor drugs that have or will materially impact the amount of its products returned. In addition, there are no FDA-approved generic equivalents to any of its products. The Company is currently not aware of any new competitor products, including generics, which could or will materially affect its returns in the future. In the future, the

WilmerHale

Securities and Exchange Commission
August 28, 2008

Company will review its reserves if a branded or generic competitor comes to market.
As mentioned above, the Company has three significant wholesaler customers. The Company’s wholesalers must comply with its standard returns policy and are not extended any other right to return product.
The Company establishes allowances for estimated product returns, rebates and chargebacks primarily based on several factors, including the actual historical experience of product returns, the Company’s estimate of inventory levels of products in the distribution channel, the shelf-life of the product shipped, competitive issues, such as new product entrants, and other known changes in sales trends. The Company evaluates this reserve on a quarterly basis and adjusts the reserve accordingly. Accordingly, because the Company believes that the SFAS No. 48 conditions have been met, it establishes allowances for estimated product returns, chargebacks and other rebates.
87.	Please provide a roll forward of each item that reduces your gross revenue such as reserves for returns and allowances and for chargebacks for the periods presented to disclose:
•	Beginning balance
•	Current provision related to sales made in current period,
•	Current provision related to sales made in prior periods,
•	Actual returns or credits in current period related to sales made in current period,
•	Actual returns or credits in current period related to sales made in prior periods, and
•	Ending balance.

Response:	The Company has revised the disclosure on pages 237 through 239 of Amendment No. 1 in response to the Staff’s comment. The Company also supplementally advises the Staff that because of de minimis amounts in certain of the Company’s accounts included in the reconciliation of gross to net sales, the Company has consolidated the actual returns or credits in current period related to sales made in current period and the actual returns or credits in current period related to sales made in prior period.
Cornerstone’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 231
Critical Accounting Estimates, page 238
Revenue Recognition, page 238
88.	Revise your roll forward of the items that reduce gross revenue such as reserves for returns and allowances and for chargebacks to disclose:
•	Beginning balance

WilmerHale

Securities and Exchange Commission
August 28, 2008

•	Current provision related to sales made in current period,
•	Current provision related to sales made in prior periods,
•	Actual returns or credits in current period related to sales made in current period,
•	Actual returns or credits in current period related to sales made in prior periods, and
•	Ending balance.

Response:	The Company supplementally advises the Staff that it has revised the disclosure on pages 272 and 273 of Amendment No. 1 in response to the Staff’s comment to differentiate between the current provision related to sales made in the current period and the current provision related to sales made in the prior period. The Company further advises the Staff that Cornerstone has consolidated the actual returns or credits in current period related to sales made in current period and the actual returns or credits in current period related to sales made in prior period. The Company agrees with the Staff that differentiating between the current provision related to sales in the current period versus sales in the prior period assists investors in understanding Cornerstone’s estimation processes related to sales allowances and the sufficiency of Cornerstone’s provision for sales allowances for a particular period. Cornerstone’s sales allowances include prompt payment discounts, rebates, price adjustments, chargebacks and sales returns. Due to the nature of these sales allowances, Cornerstone has consolidated the actual returns or credits in current period related to sales made in current period and the actual returns or credits in current period related to sales made in prior period.

Prompt payment discounts. Cornerstone offers wholesale distributors a prompt payment discount as an incentive to remit payment within the first 30 days after the date of its invoice. This discount is generally 2%, but may be higher in some instances due to product launches or customer and/or generic industry expectations. Because its wholesale distributors typically take the prompt payment discount, Cornerstone accrues 100% of the prompt payment discounts, based on the gross amount of each invoice, at the time of its original sale to the wholesalers, and Cornerstone applies earned discounts at the time of payment. Cornerstone adjusts the accrual periodically to reflect actual experience. Historically, these adjustments have not been material. Because the prompt payment discount requires wholesalers to make payment within 30 days after the date of the invoice, generally the only prompt payment discounts credited against the provision for prior year sales are for sales that occur in December, but for which payment is made in January. Whether the credit is for a prior year sale or a current year sale depends solely on the timing of the sale. As disclosed on page 272 of Amendment No. 1 in Cornerstone’s MD&A, Cornerstone has not had any changes in estimates related to prompt payment discounts during the periods presented.

WilmerHale

Securities and Exchange Commission
August 28, 2008

Rebates, Price Adjustments and Chargebacks. Cornerstone provides rebates and other price adjustments off of the listed price of its products. Cornerstone’s rebates represent discounts pursuant to contracts with managed care providers, Medicaid and Medicare. Under these arrangements, if a patient who purchases the product from a pharmacy or other retailer is covered by a managed care provider, Medicaid or Medicare and that third-party payor is contractually or statutorily required to receive discounts from Cornerstone’s listed prices of its products, the third-party payor will invoice Cornerstone for payment of the amount of the rebate. Cornerstone’s price adjustments represent discounts that wholesalers receive directly from Cornerstone off of the listed price of its products or fees paid to wholesalers related to distribution service agreements.

Cornerstone is also required to pay chargebacks to wholesalers when the wholesaler sells product to a pharmacy or other retailer that is contractually entitled to receive a lower price for a Cornerstone product. When the wholesaler sells the product to a third party that is entitled to a lower price, the wholesaler invoices, or charges back, Cornerstone for the difference between the listed price and the price paid by the customer.

Because the wholesalers do not provide Cornerstone with information related to the specific lots that they sell to third parties, when Cornerstone issues payments or credits related to these discounts, it has not historically matched these payments to specific sales Cornerstone made to the wholesaler. Therefore, Cornerstone has not historically analyzed its reserve for rebates, price adjustments and chargebacks by conducting an analysis of individual lots that are sold and matching them to discounts that are paid. Instead, Cornerstone determines its reserve based on a comprehensive review of its rebates, price adjustments and chargebacks on a product-by-product basis. This determination is based on Cornerstone’s analysis of its contractual terms with wholesalers and other third parties; analysis of historical levels of discounts, chargebacks, rebates and voucher redemptions; communications with wholesalers and other third parties; purchased information about the rate of prescriptions being written and the levels of inventory remaining in the distribution channel; expectations about the market for each product; and anticipated introduction of competitive products.

Rebates were $321,000 in the six months ended June 30, 2008, or 1% of gross product sales. Rebates were $228,000, $100,000 and $290,000 in 2007, 2006 and 2005, respectively, representing approximately 1%, 1% and 2% of gross product sales in 2007, 2006 and 2005, respectively. Price adjustments were $663,000 in the six months ended June 30, 2008, or 3% of gross product sales. Price adjustments were $1.1 million, $0 and $896,000 in 2007, 2006 and 2005, respectively, representing approximately 4%, 0% and 6% of gross product sales in 2007, 2006 and 2005, respectively. Chargebacks were $438,000 in the six months ended June 30, 2008, or 2% of gross product sales. Chargebacks were

WilmerHale

Securities and Exchange Commission
August 28, 2008

$185,000, $600,000 and $1.2 million in 2007, 2006 and 2005, respectively, representing approximately 1%, 2% and 5% of gross product sales in 2007, 2006 and 2005, respectively.

Given the levels of rebates, price adjustments and chargebacks, the Company respectfully submits to the Staff that a breakout of the actual payments related to these amounts between current and prior year sales would not provide additional information that would be material to investors.

By engaging in this comprehensive analysis, Cornerstone’s management is able to identify trends related to product sales and is able to estimate the amount of product sold in one period that may be subject to a rebate, price adjustment or chargeback in a later period and to record an appropriate reserve. If management determines that an adjustment to a reserve recorded in a prior period is necessary, that adjustment will be reflected as a change in estimate on the table included in Cornerstone’s MD&A.

Because Cornerstone’s management has not historically tracked which rebates, price adjustments and chargebacks relate to which sales by Cornerstone to its wholesalers, such data has not been presented in the rollforward. In addition, because this specific data is not available to Cornerstone’s management, Cornerstone’s management does not use this data in determining its reserve for rebates, price adjustments and chargebacks and whether that reserve relates to the current period or a prior period. Instead, Cornerstone engages in the analysis discussed above to determine and revise its reserve.

Sales Returns. Consistent with industry practice, Cornerstone offers its wholesalers and other direct customers the ability to return products in the six months prior to, and the 12 months after, the products expire. Because Cornerstone’s products have shelf lives ranging from 24 to 36 months, virtually all sales returns during the periods presented related to prior year sales.

The Company has disclosed the material factors involved in the determination of Cornerstone’s provision for sales returns in Cornerstone’s MD&A on pages 271 and 272 of Amendment No. 1, as well as any changes in its estimate related to sales in a prior period. Because virtually all sales returns relate to sales in a prior period, Cornerstone has not historically considered whether returns relate to sales in the current period or in a prior period in determining its provision for sales returns.

Based on the foregoing, the Company respectfully submits to the Staff that the rollforward of Cornerstone’s sales allowances as disclosed on page 272 of Amendment No. 1 provides sufficient historical information regarding period-to-period activity to allow investors to understand the nature of Cornerstone’s critical accounting estimates for sales allowances.

WilmerHale

Securities and Exchange Commission
August 28, 2008

Liquidity and Capital Resources, page 248
89.	Please revise your discussion of cash flows, especially of your operating cash flows, to specifically address your sources and uses of cash in addition to your current disclosures. Please refer to Section IV.B. of Financial Reporting Release 72.

Response:	The Company has revised the disclosure on pages 282 and 283 of Amendment No. 1 in response to the Staff’s comment.
Management Following the Merger, page 256
Certain Relationships and Related Transactions, and Director Independence, page 260
90.	We note your disclosure on pages F-77 and F-100 regarding the unpaid advances to Mr. Collard. Please revise your disclosure in this section to include a description of the advances. In addition, please disclose whether the company has a specific policy or procedure with regard to the terms, amount and frequency of the advances.

Response:	The Company has revised the disclosure on page 295 of Amendment No. 1 in response to the Staff’s comment.
91.	We also note that you disclose information regarding a license to Auriga Laboratories in this same related party footnote. Please either disclose this as a related party transaction or provide us with your analysis as to why you believe this is not a related party transaction.

Response:	The Company has revised the disclosure on page 295 of Amendment No. 1 in response to the Staff’s comment.
Executive Compensation and Other Information, page 261
Base Salary, page 262
92.	It appears from your disclosure in footnote 2 to the 2007 Grants of Plan-Based Awards table on page 265 that Mr. Lutz’s 2007 salary was increased to be $230,000 rather than $204,000. Please revise your disclosure here and in the Summary Compensation Table on page 264 to remove this inconsistency.

Response:	The Company supplementally informs the Staff that Mr. Lutz received a base salary of $204,000 in 2007. While Cornerstone’s board of directors approved a 2007 salary of $230,000 for Mr. Lutz, the board placed certain administrative conditions on Mr. Lutz’s receipt of the $230,000 salary amount. Because those conditions were not met, Mr. Lutz received a base salary in 2007 equal to his 2006 annual salary, or $204,000. The Company has revised the disclosure in Amendment No. 1 by adding a footnote to the table in the Base Salary section on page 297 and revising footnote 2 to the 2007 Grants of Plan-Based Awards table

WilmerHale

Securities and Exchange Commission
August 28, 2008

on page 300 to clarify that Mr. Lutz did not receive the 2007 salary increase approved by Cornerstone’s board of directors. The Company supplementally advises the Staff that the specific administrative condition that Mr. Lutz failed to meet related to submission of a written self evaluation to the Chief Executive Officer by a required date.
93.	It appears from your disclosure that Ms. Baldwin’s base salary increase for 2007 was based on her achievement of her 2006 performance goals. If true, please revise your disclosure to disclose Cornerstone’s specific net revenue targets and each of the targeted budget levels as it appears these are material to her 2007 compensation. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officer or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Response:	The Company has revised the disclosure on page 297 of Amendment No. 1 in response to the Staff’s comment.
Annual Bonuses, page 263
94.	Please provide us more information regarding the interaction between the individual goals which are established on a quarterly basis for each executive officer and the amount of such officer’s annual bonus.

Response:	The Company has revised the disclosure on page 298 of Amendment No. 1 in response to the Staff’s comment.
95.	It appears that all of your executive officers received at least the full amount of their targeted annual bonus. If true, please revise your disclosure to disclose this fact.

Response:	The Company has revised the disclosure on page 298 of Amendment No. 1 in response to the Staff’s comment.
Summary Compensation Table, page 264
96.	Please revise your table to include a footnote disclosing all assumptions made in the valuation. See the Instruction to Item 402(c)(2)(v) and(vi) of Regulation S-K.

Response:	The Company has revised the disclosure on page 299 of Amendment No. 1 in response to the Staff’s comment.

WilmerHale

Securities and Exchange Commission
August 28, 2008

Unaudited Pro Forma Condensed Combined Financial Statements, page 274
Unaudited Pro Forma Condensed Combined Statement of Operations, page 277
97.	Please disclose the effect of the reverse stock split on the calculation of the basic and diluted loss per share and on the pro forma weighted average share outstanding included on the face of these statements and disclose this information elsewhere in the filing as appropriate.

Response:	The Company has revised the disclosure in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements on pages 317 and 318 of Amendment No. 1 in response to the Staff’s comment to describe the impact of the reverse stock split on the calculation of pro forma weighted-average common shares outstanding and the related effect on net loss per share. As discussed with the Staff, the Company has included a footnote on the face of the Unaudited Pro Forma Statement of Operations that refers to the more detailed disclosure contained in the Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 278
98.	Please revise your discussion to address the treatment of the cash bonus awards due to your executive officers upon change in control.

Response:	The Company has revised the disclosure on page 314 of Amendment No. 1 in response to the Staff’s comment.
(2) Purchase Price, page 278
99.	Please disclose the methodology used to establish the fair value of the inventory acquired. Disclose the components of the inventory acquired.

Response:	The Company has revised the disclosure on page 315 of Amendment No. 1 in response to the Staff’s comment.
(3) Pro Forma Adjustments, page 279
100.	Please tell us why your pro forma adjustment E “to eliminate deferred co-promotion fees ...” is considered factually supportable. Please remove the effect of this pro forma adjustment from the pro forma financial statements if you conclude that the adjustment is not factually supportable.

Response:	The Company supplementally advises the Staff that, in preparing the unaudited pro forma condensed combined balance sheet, Cornerstone preliminarily allocated the purchase price for the acquisition of the Company based on the estimated fair values of the Company’s assets and liabilities as of the date of acquisition in accordance with SFAS No. 141, Business Combinations. The

WilmerHale

Securities and Exchange Commission
August 28, 2008

deferred co-promotion fees resulted from a payment received by the Company from DEY upon the signing of a co-promotion agreement for ZYFLO. The agreement does not provide for the repayment of this sum under any circumstances, nor are specific future obligations, financial or otherwise, contemplated in the agreement in relation to this amount. Because the deferred co-promotion fees will not be a liability of the combined company, Cornerstone has concluded that, as of the date of the acquisition, their fair value is zero.
Principal Stockholders of Critical Therapeutics, page 290
101.	Please update your principal stockholders tables to be as of the most recent practicable date.

Response:	The Company has revised the disclosure on page 327 through 329 of Amendment No. 1 in response to the Staff’s comment. The Company will update this disclosure further in future amendment filings, as appropriate.
102.	Please disclose the name of the natural person who has voting control of the shares owned by Medlmmune Ventures, Inc. Similarly, please revise Cornerstone’s and the combined company’s beneficial ownership tables on pages 293 and 295 to provide footnote references of the natural persons who have voting control of the various entities listed in the tables.

Response:	The Company has revised the disclosure on pages 329 and 331 of Amendment No. 1 in response to the Staff’s comment.
Consolidated Financial Statements, Critical Therapeutics, Inc.
103.	Please present the effect of the reverse stock split in pro forma EPS on the face of the financial statements and in other parts of the filing as appropriate or tell us why the current presentation is appropriate. Appropriate discussion of the split should be included in MD&A, including pro forma effects of the split.

Response:	As discussed with the Staff, the Company believes that the current presentation in its historical financial statements and in other parts of the filing is appropriate because the reverse stock split has not been consummated as of the date of the filing of the financial statements and will not be consummated before the Registration Statement is declared effective. The Company supplementally advises the Staff that the reverse stock split has not been approved by the Company’s stockholders or distributed as of the date of the filing of the financial statements and will not be approved or distributed before the Registration is declared effective, nor has the Company’s board of directors determined the reverse stock split ratio to be effected. The Company further advises the Staff that, as discussed in response to Comment 97 above, the Company has included disclosure with respect to the reverse stock split in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements on pages 317 and 318 of Amendment No. 1.

38

WilmerHale

Securities and Exchange Commission
August 28, 2008

Consolidated Financial Statements, Cornerstone Biopharma Holdings, Inc.
Consolidated Statement of Operations, page F-54
104.	Please disclose basic and diluted earnings per share and weighted average number of common shares outstanding information on the face of your statements of operations and disclose your earnings per share calculation in the notes to the financial statements.

Response:	The Company has revised the disclosure on page F-54, pages F-74 and F-75, page F-87 and page F-98 of Amendment No. 1, as well as throughout Amendment No. 1, in response to the Staff’s comment.
Consolidated Statements of Cash Flows, page F-56
105.	We note that you included advances to related parties within operating and investing activities. Please revise the presentation to present these amounts on a gross basis in financing activities or explain the basis for your current presentation. Refer to paragraphs 18-20 of SFAS 95.

Response:	The Company supplementally advises the Staff that Cornerstone considered paragraphs 18—20 of SFAS No. 95, Statement of Cash Flows, and concluded that these amounts should not be presented as financing activities. The advances to related parties presented as investing activities primarily relate to advances to Cornerstone’s President and Chief Executive Officer. Accordingly, Cornerstone concluded that these advances were investing activities pursuant to paragraphs 15—17 of SFAS No. 95. Paragraph 15 states that “[i]nvesting activities include making and collecting loans.” Paragraph 16(a) further provides that cash inflows from investing activities include receipts from collections of loans, and paragraph 17(a) provides that cash outflows for investing activities include “disbursements for loans made by the company.” As these advances essentially involve making and collecting loans, Cornerstone has presented them as investing activities.

The amounts due from related parties disclosed within operating activities relate to royalties due from Auriga Laboratories, Inc. (“Auriga”) related to sales by Auriga of Extendryl® products. Accordingly, Cornerstone concluded that the cash flows from these royalties were operating activities pursuant to paragraphs 21—22 of SFAS No. 95. Paragraph 21 provides that “[o]perating activities include all transactions and other events that are not defined as investing or financing activities in paragraphs 15-20.” Cornerstone concluded that these cash flows did not represent financing activities as defined in paragraphs 18—20 of SFAS No. 95 or investing activities as defined in paragraphs 15—17 of SFAS No. 95. Paragraph 21 further provides that “[c]ash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.” Royalties under Cornerstone’s agreement with Auriga are presented as royalty agreement revenues on Cornerstone’s statements of operations. Because these cash flows are not financing or investing activities

WilmerHale

Securities and Exchange Commission
August 28, 2008

and enter into the determination of net income, Cornerstone presented these cash flows as operating activities.
Note 1: Summary of Significant Accounting Policies, page F-58
Product Rights, page F-61
106.	Please tell us why you have not classified the amortization of product rights as cost of product sales.

Response:	The Company supplementally advises the Staff that Cornerstone has not classified amortization of product rights as cost of product sales because Cornerstone does not report gross profit or income before amortization on its consolidated statements of operations. Cornerstone separately discloses amortization and depreciation in its consolidated statements of operations and the amounts related to amortization of product rights in Note 2 thereto. In accordance with the Commission’s Staff Accounting Bulletin No. 40, Depreciation and Depletion Excluded from Cost of Sales (SAB Topic 11:B), Cornerstone has revised its annual and interim consolidated statements of operations on pages F-54 and F-87 of Amendment No. 1 to clearly state that cost of product sales is presented exclusive of amortization and depreciation.
107.	You state that amortization of product rights begins once FDA approval has been obtained and commercialization of the product begins which appears to defer amortization. Please tell us you basis for deferring amortization.

Response:	The Company supplementally advises the Staff that Cornerstone considered SFAS No. 142, Goodwill and Other Intangible Assets, in concluding that it is appropriate to defer amortization of its product rights. In particular, paragraph 11, footnote 9, provides that “[t]he useful life of an intangible asset shall reflect the period over which it will contribute to the cash flows of the reporting entity . . .” Paragraph 12 further provides that “[a] recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite. If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life.” Cornerstone defers amortization until FDA approval has been obtained and commercialization of the product begins so that the product rights are amortized over their useful life, that is, the time period during which the economic benefits of the product rights will contribute to Cornerstone’s cash flows.
Stock-Based Compensation, page F-63
108.	Please provide additional support clarifying the adequacy of the 68% volatility rate used. In order to help us evaluate your analysis, include the names of the companies that you used as

WilmerHale

Securities and Exchange Commission
August 28, 2008

comparables. In addition, revise your disclosures to include all of the disclosures required by paragraph A240(e)(2)(b) of SFAS 123(r).

Response:	The Company supplementally advises the Staff that, in accordance with paragraph A43 of SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), and the Interpretive Response to Question 6 contained in Commission’s Staff Accounting Bulletin No. 107, Cornerstone’s computation of expected stock price volatility was based on the historical volatility of comparable companies from a representative peer group selected based on publicly available industry and market capitalization data. These companies were Aspreva Pharmaceuticals, Inc., Critical Therapeutics, Inc. and Oscient Pharmaceuticals Corporation. In addition, the Company further advises the Staff that, in accordance with paragraph A240(e)(2)(b) of SFAS No. 123(R), Cornerstone has revised its disclosures on page F-64 and pages F-97 and F-98 of Amendment No. 1 to clarify the method it used to estimate expected volatility.
109.	Please disclose your accounting for the series of modifications to the terms of your debt outstanding under the line of credit agreement and tell us how your accounting complies with the provisions of paragraph 16 of SFAS 140 and EITF 96-19.

Response:	The Company supplementally advises the Staff that it believes that the modifications to the line of credit were not “substantial” as that term is used in Emerging Issues Task Force Issue No. 96-19, Debtor’s Accounting for a Substantive Modification or Exchange of Debt Instruments, because the modifications did not change the present value of the cash flows by more than 10% under the line of credit or add, eliminate or affect the terms of an embedded conversion option. These modifications primarily were amendments to the line of credit agreement to extend its term, revise its borrowing base and change the applicable collateral and guaranty arrangements. Since Cornerstone entered into the line of credit in April 2005, the interest rate has remained the same variable rate, that is, the Wall Street Journal prime rate. Because the modifications of terms were not substantial, the modifications are not accounted for as a debt extinguishment. All fees associated with the modifications were immaterial and therefore were expensed as incurred.
Note 6: Stockholder’s Deficit, page F-71
110.	Please disclose in the financial statements, at a minimum, the following information for all equity instruments (i.e. options, warrants, restricted common stock etc.) granted to employees and non-employees during the periods presented:

a.	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option
b.	Whether or not the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective

WilmerHale

Securities and Exchange Commission
August 28, 2008

c.	Whether or not the valuation specialist was a related party

For equity issuances subsequent to the balance sheet date, provide us the above information and consider additional disclosure in the filing, if material.

Response:	The Company respectfully submits to the Staff that Notes 1 and 7 of Cornerstone’s consolidated financial statements on pages F-63 and F-64 and pages F-73 and F-74, respectively, of Amendment No. 1 disclose information regarding the grant dates, the assumptions used to determine fair value and the intrinsic value of all options granted to employees from January 1, 2005 through December 31, 2007. In addition, Cornerstone further disclosed in Note 6 on page F-72 of Amendment No. 1 an immaterial issuance of 200,000 shares of restricted stock to two directors in 2005. Cornerstone has not granted any options or other equity to employees or directors during 2008, except that Cornerstone has agreed to issue approximately 1.3 million shares of restricted stock to David Price, its new Executive Vice President, Finance, and Chief Financial Officer, immediately prior to the effective time of Cornerstone’s merger with the Company. The Company has disclosed this grant in the section “Management Following the Merger” beginning on page 290 of Amendment No. 1 and in Note 13 of its unaudited interim consolidated financial statements on page F-105 of Amendment No. 1.

With respect to nonemployees, the Company respectfully submits to the Staff that Cornerstone’s equity issuances to nonemployees during the periods presented were immaterial to Cornerstone’s financial statements. In addition, Cornerstone has not issued any equity to nonemployees following June 30, 2008. However, Note 6 to Cornerstone’s consolidated financial statements on pages F-71 through F-73 does disclose information regarding equity issuances to nonemployees from January 1, 2005 through December 31, 2007 to assist the reader in understanding Cornerstone’s results of operations and financial condition.

Cornerstone’s board of directors determined the fair value of Cornerstone’s common stock contemporaneously with the equity grants based on the factors considered by the board as now disclosed in Note 1 of both Cornerstone’s annual and interim consolidated financial statements on page F-64 and pages F-97 and F-98, respectively, of Amendment No. 1.
111.	If the valuation of equity instruments was not performed contemporaneously, please disclose in the Management’s Discussion and Analysis the following information relating to your issuances of equity instruments:

a.	A discussion of significant factors, assumptions, and methodologies used in determining fair value.

WilmerHale

Securities and Exchange Commission
August 28, 2008

b.	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the fair value as of the date of your response or if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants, the fair value as determined by that valuation.
c.	The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.
d.	Disclose the intrinsic value of outstanding vested and unvested options based on and fair value as of the date of your response and the options outstanding as of the most recent balance-sheet date presented.

Response:	The Company supplementally advises the Staff that the valuations of equity issuances by Cornerstone during the periods presented in its consolidated financial statements beginning on page F-53 of Amendment No. 1 were performed contemporaneously with the issuances.
Annex B
112.	Please revise your Certificate of Amendment of your Amended and Restated Certificate of Incorporation filed as Annex B, to clarify what each of the footnotes relate to.

Response:	The Company has revised Annex B to Amendment No. 1 in response to the Staff’s comment.
Exhibits
113.	Please have Wilmer Cutler Pickering Hale and Dorr LLP and Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. each revise their respective tax opinions and clearly state that the disclosure in the registration statement is their respective opinion, rather than stating that it “is correct in all material respects.”

Response:	Wilmer Cutler Pickering Hale and Dorr LLP and Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. have revised their respective tax opinions in response to the Staff’s comment.
* * *

WilmerHale

Securities and Exchange Commission
August 28, 2008

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or facsimile at (212) 230-8888. Thank you for your assistance.
Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson